5301 Legacy Drive
Plano, Texas 75024

July 16, 2012

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Dr Pepper Snapple Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 22, 2012
Response dated May 17, 2012
File No. 001-33829

Dear Ms. Jenkins:

This letter confirms our discussion with Kyle Moffatt of the Division of Corporation Finance, Jeremy Simons of the Office of the Chief Accountant and various other representatives of the SEC Staff in a telephone conference on July 19, 2012 related to the additional comments provided by the Staff of the Securities and Exchange Commission in its letter dated May 25, 2012 (the “Additional Comment Letter”) to Dr Pepper Snapple Group, Inc. (the “Company”). We appreciate the Staff's time and effort in their deliberations.

During our discussion, the Staff noted that:

•	ASC Topic 350, Intangibles - Goodwill and Other ("ASC 350"), does not contain guidance on carrying forward fair value measurements of indefinite-lived intangible assets (other than goodwill).

•
There is a practice among registrants where the guidance on carrying forward fair value measurements of reporting units for goodwill impairment testing is analogized to when testing indefinite-lived intangible assets (other than goodwill) for impairment.

•There is non-authoritative interpretive guidance that supports this analogy.

•
The Financial Accounting Standards Board's current project, Testing Indefinite-Lived Intangible Assets for Impairment, will add an optional qualitative assessment step to the impairment guidance for indefinite-lived intangible assets.

Based upon these factors, we understand that if the Company has (i) elected a policy to analogize to the carry forward approach for the impairment test of our indefinite-lived intangible assets and (ii) meets the criteria outlined in the carry forward guidance for goodwill within ASC 350, the Staff would not object to this practice.

Therefore, we confirm that the Company has elected the policy and met the criteria outlined in the carry forward guidance within ASC 350 as of December 31, 2011 and believe, based on our discussions, that no further action is required.

In the absence of all of the points set forth above, we understand that the Staff has not evaluated whether a policy to analogize to the fair value carry forward guidance contained in the goodwill impairment provisions would be appropriate when testing indefinite-lived intangible assets for impairment.

* * * * * * *
If you have any questions or comments regarding this letter, please contact Martin Ellen at 972-673-4685 or Wayne Lewis at 972-673-7376.

DR PEPPER SNAPPLE GROUP, INC.

/s/ Martin M. Ellen
Martin M. Ellen
Executive Vice President and Chief Financial Officer of Dr Pepper Snapple Group, Inc.